July 1, 2024

Thomas L. Travis
Chief Executive Officer
Bank7 Corp.
1039 N.W. 63 rd Street
Oklahoma City, Oklahoma 73116

       Re: Bank7 Corp.
           Registration Statement on Form S-3
           Filed June 21, 2024
           File No. 333-280393
Dear Thomas L. Travis:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Henry Litchfield, Esq.